Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2017	For The Twelve Months Ended December 31, 2016	For the Nine Months Ended September 30, 2016
Earnings
Net Income	$1,020	$1,245	$1,039
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	(31)	(28)	(28)
Minority Interest Loss	—	—	—
Income Tax	599	698	602
Pre-Tax Income	$1,588	$1,915	$1,613
Add: Fixed Charges*	572	730	542
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$2,160	$2,645	$2,155
* Fixed Charges
Interest on Long-term Debt	$529	$664	$493
Amortization of Debt Discount, Premium and Expense	10	14	11
Interest Capitalized	—	—	—
Other Interest	11	24	17
Interest Component of Rentals	22	28	21
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$572	$730	$542
Ratio of Earnings to Fixed Charges	3.8	3.6	4.0